Filed pursuant to Rule 433
Registration Statement Nos. 333-184147 and 333-184147-01

RBS Exchange Traded Notes

[GRAPHIC OMITTED]

RBS US Large Cap Trendpilot[TM] ETN (TRND)

[GRAPHIC OMITTED]

RBS ETN Details
---------------------------------------------------------------------------------------------------
Issuer                           The Royal Bank of Scotland plc
---------------------------------------------------------------------------------------------------
Guarantor                        The Royal Bank of Scotland Group plc
---------------------------------------------------------------------------------------------------
Ticker                           TRND
---------------------------------------------------------------------------------------------------
Intraday Indicative Value Ticker TRND.IV
---------------------------------------------------------------------------------------------------
CUSIP                            78009L308
---------------------------------------------------------------------------------------------------
ISIN                             US78009L3087
---------------------------------------------------------------------------------------------------
Primary Exchange                 NYSE Arca
---------------------------------------------------------------------------------------------------
Maturity                         12/7/2040
---------------------------------------------------------------------------------------------------
Index                            RBS US Large Cap Trendpilot(TM) Index (USD) (Bloomberg
                                 symbol: "TPLCUT [Index]") (the "Trendpilot[TM] Index"), which tracks either the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
---------------------------------------------------------------------------------------------------
Benchmark Index                  S&P 500([R]) Total Return Index (Bloomberg page: "SPTR Index")
---------------------------------------------------------------------------------------------------
Benchmark Index Reinvested       1.91%
Dividend Yield(1)
---------------------------------------------------------------------------------------------------
Cash Rate                        Yield on a hypothetical notional investment in 3-month U.S.
                                 Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
---------------------------------------------------------------------------------------------------
Annual Investor Fee              When the Index is tracking the Benchmark Index: 1.00% per
(accrued on a daily basis)       annum. When the Index is tracking the Cash Rate: 0.50% per annum.
---------------------------------------------------------------------------------------------------
Repurchase at your option        You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 11/29/2040, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and
                                 follow the procedures described in the pricing supplement.
---------------------------------------------------------------------------------------------------
Early redemption at our option   We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/5/2040. Pursuant to our announced plan to exit the structured retail investor products business, the likelihood that we will redeem the ETNs prior to maturity has increased.
                                 See "Recent Developments" on page 4 for more information.
---------------------------------------------------------------------------------------------------
Daily Redemption Value           Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per
                                 RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/trnd*.
---------------------------------------------------------------------------------------------------
Ranking and Guarantee            The RBS ETNs are unsecured and senior debt obligations of RBS plc, as the Issuer, and RBSG, as the Guarantor of the Issuer's
                                 obligations under the RBS ETNs. Any payment on the ETNs is subject to the ability of the Issuer and Guarantor to pay their respective obligations as they become due.
---------------------------------------------------------------------------------------------------

(1)Benchmark Index Reinvested Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return index) over the prior 12 months ending 6/30/2014 divided by the closing level of the price return version of the Benchmark Index as of
6/30/2014. The RBS ETNs do not pay dividends or interest.
*Information contained on our website is not incorporated by reference in, and should not be considered a part of, this[]document.

---------------------------------------------------------------------------------------------------
To find out more
Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Not FDIC Insured. May Lose Value.

[GRAPHIC OMITTED]

ETN Overview:

The RBS US Large Cap Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

RBS US Large Cap Trendpilot™ ETNs track the RBS US Large Cap Trendpilot™ Index (USD) which provides:

Trend-following exposure using an objective and transparent methodology to either the S&P 500® Total Return Index or the Cash Rate;

Large Cap Exposure in positive trending markets by tracking the S&P 500® Total Return Index, the level of which incorporates the reinvestment of any cash dividends paid on its component securities;

Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills, with the yield determined as of the most recent weekly auction.

Illustration of the Trendpilot™ Index Methodology



A positive trend is established:
The Index will track the Benchmark Index
If the closing level of the Benchmark Index is at or above its historical 200-Index business day* simple moving average for five consecutive Index business days
A negative trend is established:
The Index will track the Cash Rate
If the closing level of the Benchmark Index is below its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index
Hypothetical 200-Index business day simple moving average
Hypothetical Benchmark Index Level
Time

*An "Index business day" is a day on which the principal exchange on which the components of the Benchmark Index trade is open for regular trading sessions for at least three hours.

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Benchmark Index will be the same as the trend of the Benchmark Index on the immediately preceding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

Historical Performance (%) -- as of 6/30/2014
--------------------------------------------- ----------- -------- ------ ---------- ---------- -----------------------
                                                                                                 ANNUALIZED SINCE
                                              QUARTER-    YEAR-TO- 1-YEAR ANNUALIZED ANNUALIZED        RBS ETN
                                              TO-DATE (%) DATE (%)   (%)  3-YEAR (%) 5-YEAR (%) INCEPTION (12/6/10) (%)
--------------------------------------------- ----------- -------- ------ ---------- ---------- -----------------------
 RBS US Large Cap Trendpilot[TM]                 4.97       6.61   23.36     12.48        --            12.96
 ETN Daily Redemption Value(1)
 RBS US Large Cap                                5.23       7.14   24.61     13.53        --            14.03
 Trendpilot(TM) Index
 S&P 500([R]) Total Return Index
 (Benchmark Index)                               5.23       7.14   24.61     16.58      18.83           16.60
 S&P 500([R]) Index
 (Price Only)                                    4.69       6.05   22.04     14.07      16.35           14.14

Source: Bloomberg. The table above presents the actual performance of the RBS
ETNs, the Index, the S&P 500([R]) Total Return Index (the Benchmark Index), and
the S&P 500([R]) Index (Price Only) over the specified periods. It is not possible to invest directly in an index. For information regarding the performance of the Trendpilot Index, see pages PS-12 to PS-15 of the pricing supplement of the RBS ETNs filed with the U.S. Securites and Exchange Commisson
(SEC). Past performance does not guarantee future results.
(1) Reflects the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate. The per annum cash rate on 6/30/14 was 0.04% .

[GRAPHIC OMITTED]

S&P 500([R]) Index 1-Year Annual Return Comparison (%)(1)
--------------------------------------------------------- ----- ----- ------ ----- ----- ----- ------ ------ -------
                           1991  1992  1993               1994  1995  1996   1997  1998  1999  2000   2001    2002
-------------------------- ----- ----- ------------------ ----- ----- ------ ----- ----- ----- ------ ------ -------
 S&P 500([R]) Total Return
 Index                       --  7.62  10.08              1.32  37.58 22.96  33.36 28.58 21.04 -9.10  -11.89  -22.10
 S&P 500([R]) Index
 (Price Only)                --  4.46  7.06               -1.54 34.11 20.26  31.01 26.67 19.53 -10.14 -13.04  -23.37
 Cash Rate
 (Year-End)                3.91  3.24  3.06               5.57  4.91  5.08   5.43  4.52  5.30  5.70   1.71     1.19
                           2003  2004  2005               2006  2007  2008   2009  2010  2011  2012   2013   2014 Q2
-------------------------- ----- ----- ------------------ ----- ----- ------ ----- ----- ----- ------ ------ -------
 S&P 500([R]) Total Return
 Index                     28.68 10.88 4.91               15.79 5.49  -37.00 26.46 15.06 2.11  16.00  32.39    7.14
 S&P 500([R]) Index
 (Price Only)              26.38 8.99  3.00               13.62 3.53  -38.49 23.45 12.78 0.00  13.41  29.60    6.05
 Cash Rate
 (Year-End)                0.89  2.23  3.91               4.88  3.31  0.05   0.11  0.18  0.03  0.09   0.07     0.04

(1) The table above does not reflect any Trendpilot[TM] Index performance. The
Trendpilot[TM] Index performance is not the same as the S&P 500([R]) Index performance. The Trendpilot[TM] Index may underperform the S&P 500([R]) Index over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

[GRAPHIC OMITTED]

SELECTED RISK CONSIDERATIONS
Investing in the RBS ETNs involves a number of risks. Some of the risks relating to the RBS ETNs are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable pricing supplement.
You may lose all or a significant portion of your investment: The RBS ETNs are not principal protected. If the level of the Index decreases, or does not increase by an amount sufficient to offset the investor fee, you will receive less, and possibly significantly less, at maturity or upon early repurchase or redemption than your original investment in the RBS ETNs.
The RBS ETNs involve risks not associated with an investment in conventional debt securities.
Credit risk of RBS plc and RBS Group: The RBS ETNs are unsecured and unsubordinated obligations of RBS plc, as issuer, and are guaranteed by RBS
Group. You are dependent on RBS plc's ability to pay all amounts due on the RBS
ETNs, and therefore you are subject to the credit risk of RBS plc and to changes in the market's view of RBS plc's creditworthiness. In addition, because the RBS ETNs are guaranteed by RBS Group, you are also dependent on the credit risk of RBS Group in the event that RBS plc fails to make any payment or delivery required by the terms of the RBS ETNs.
Issuer redemption:  RBS plc has the right to redeem or "call" the RBS ETNs, in whole but not in part, at its sole discretion at any time from the initial settlement date to and including 12/4/2040. In addition, the implementation of the RBS Retail Investor Products Exit Plan (as described below under "Recent
Developments") increases the likelihood of our calling the RBS ETNs prior to maturity.
Strategy Risk: The RBS Trendpilot[TM] Index uses a trend-following strategy that seeks to capitalize on trends in the Benchmark Index based on its closing level relative to its 200-Index business day moving average. This strategy differs from one that seeks continuous long-only exposure to a single asset. The RBS
Trendpilot[TM] Index is expected to perform poorly in non-trending volatile markets. Movements in the Benchmark Index or the Cash Rate may have a material and adverse impact on the RBS Trendpilot[TM] Index's performance. There is no assurance that the strategy will be successful or that it will outperform the
Benchmark Index or the Cash Rate.
Market Risk: The return on the RBS ETNs will depend on the performance of the
Trendpilot[TM] Index (which in turn will depend on the performance of the
Benchmark Index and the Cash Rate) and other market conditions. In particular, the RBS ETNs are subject to the risk that large-capitalization U.S equities may underperform other segments of the equity market or the equity market in general.
A trading market for the RBS ETNs may not develop: Although the RBS ETNs are listed on NYSE Arca, Inc., there is no guarantee that the listing will be maintained or that a secondary market will develop. RBS plc is not required to maintain any listing of the RBS ETNs.
No Interest Payments: You will not receive any interest payments on the RBS
ETNs.
Restrictions on your ability to offer RBS ETNs for repurchase by us: You must offer at least 20,000 RBS ETNs to us for any single repurchase and satisfy the other requirements described in the applicable pricing supplement for your repurchase offer to be considered.
Actual trading price or market price may vary significantly from indicative value and daily redemption value: The indicative value is meant to approximate the intrinsic economic value of the RBS ETNs from time to time. Any payment on the RBS ETNs at maturity or upon early repurchase or redemption is based on the daily redemption value, which is determined by the calculation agent. If you purchase or sell RBS ETNs in the secondary market, you will pay or receive the market price of an RBS ETN. Factors that may influence the market price of the
RBS ETNs include: the level of the Index; the performance of, and volatility in, the Benchmark Index; supply and demand for the RBS ETNs; economic, financial, political, regulatory or judicial events that affect the level of the Index; and the actual or perceived creditworthiness of RBS plc and RBS
Group.
The Index has limited actual history and may perform in unexpected ways: The
RBS Trendpilot[TM] ETN Index was created by RBS plc, as Index Sponsor, and established on November 16, 2010. As such, it has limited actual history and may perform in unexpected ways. The historical performance of the Index should not be taken as indication of future performance.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the RBS
ETNs are uncertain. You should consult your own tax adviser about your own situation.
The RBS ETNs are complex and not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS
ETNs as described in the "Risk Factors" section of the pricing supplement, before investing. IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS
plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and
Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about
RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc,
RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).
RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and/
or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

RBS US Large Cap Trendpilot[TM] Index (USD), is the property of The Royal Bank of
Scotland plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow
Jones Indices LLC) ("S&P Dow Jones Indices") to maintain and calculate the
Index. The S&P 500([R]) Index is the exclusive property of S&P Dow Jones
Indices and has been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot[TM] Index (USD). S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.
S&P([R]) is a registered trademark of Standard & Poor's Financial Services LLC
("SPFS") and Dow Jones([R]) is a registered trademark of Dow Jones Trademark
Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow
Jones Indices. "Standard & Poor's([R])", "S&P([R])" and "S&P 500([R])" are
registered trademarks of SPFS and together with "Calculated by S&P Dow Jones
Indices" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS US Large Cap Trendpilot[TM] ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither S&P Dow Jones Indices,
SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

Copyright [C] RBS Securities Inc. All rights reserved.
RBS Securities Inc., is a U.S. registered broker-dealer, member of FINRA and
SIPC, and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc.

---------------------------------------------------------------------------------------------------
www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value. Dated July 8, 2014
            4